NAME OF REGISTRANT: Bunge Limited

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Bunge Limited 2021 Proxy Statement:

SHAREHOLDER PROPOSAL REGARDING A REPORT ON THE SOY SUPPLY CHAIN

Bunge Limited Symbol: BG

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the deforestation-related proposal filed at Bunge Limited (hereby referred to as “Bunge” or “the Company”) in the 2021 proxy statement asking the Company to issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate native vegetation conversion in its soy supply chain. The Proponent believes that taking such action would serve the long-term interests of the Company by mitigating operational, market, competitive, reputational, and financial risks.

Resolved: Shareholders request Bunge issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate native vegetation conversion in its soy supply chain.

Supporting Statement: Proponents defer to management’s discretion, but recommend assessment of the relative benefits and drawbacks of integrating the following:

•	Commitment to eliminate the conversion of all native vegetation in soy supply chains;
•	Cut-off dates in supply chains that perpetuate native vegetation conversion;
•	Participation in industry sourcing agreements seeking to curtail native vegetation conversion in the Cerrado;
•	Improved supplier management efforts, including engagement on supplier non-compliance, disclosing suspension criteria, and increased use of third-party monitoring and verification.

RATIONALE FOR A “YES” VOTE:

•	Operational risks from continued clearance – Deforestation and native vegetation conversion degrade the ecosystems upon which agricultural productivity depends, which may negatively impact Bunge’s operations and productivity in South America.
•	Potential market access loss and competitive risk – More client companies are adopting no-deforestation policies and committing to 2020 cut-off dates for soy sourcing in the Cerrado. Competitors are beginning to shift with the market; Bunge could become a laggard in the space.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item No. 5 following the instruction provided on the management’s proxy mailing.

•	Potential constrained access to capital – An increasing number of financial institutions, including some of Bunge’s creditors, are adopting policies to align financing activities with net zero deforestation goals. Bunge may have difficulty accessing capital until deforestation is eliminated from its supply chains.
•	Reputational risk – Bunge has not responded to years of stakeholder and investor engagement on these issues. Additionally, the Company is being targeted by escalating NGO campaigns over its continued links to deforestation and native vegetation conversion, which could damage the Company’s reputation.
•	Bunge’s current policies fail to meet company’s no-deforestation commitments – Despite implementing a no-deforestation policy, Bunge’s current policies are insufficient, as clearance continues to be identified in the Company’s supply chain. Adopting best practice policies would address these gaps.

Shareholders are urged to vote FOR this proposal.

INTRODUCTION:

The Proponents are heartened to learn that Bunge’s Board of Directors is recommending a vote in favor of the deforestation-related shareholder proposal, as it intends to release its 2021 Global Non-Deforestation Report later this year.i A report alone, however, does not constitute risk mitigation, and the Proponents encourage investors to consider the following gaps in Bunge’s no-deforestation policy when engaging with the Company prior to or following the 2021 proxy vote. Without substantive progress on the following points, Bunge may continue to experience exposure to the deforestation-related risks outlined in this document.

As of March 2020, Bunge has NOT:

●	Included native vegetation conversion in its no-deforestation policy. In contrast, the Archer-Daniels-Midland Company (ADM),ii Cargill,iii and the Louis Dreyfus Companyiv do.
●	Committed to a cut-off date for native vegetation conversion in the Cerrado.
●	Publicly demonstrated its support for industry-wide solutions in the Cerrado. In Bunge’s Board of Directors Statement, the Company expresses concern that strengthening its current policies would jeopardize its influence in multi-stakeholder groups, such as the GTC, and undermine industry-wide progress;[v] however, the Proponents believe this statement downplays Bunge’s role in resisting progress in the GTC in November 2019.vi Establishing a 2020 cut-off date would position Bunge as a leader in the industry and encourage other traders to adopt the policy.
●	Developed a sufficient supplier non-compliance policy. Bunge engages with suppliers only once soy is planted on recently cleared land, not when the clearance first occurs.vii This approach does not address the systemic risks posed by clearance, is not aligned with Accountability Framework initiative (AFi) guidance, and suggests that Bunge is continuing to source from farmers who are clearing land.
○	AFi is a collaborative effort developed by a broad coalition of civil society groups and backed by major corporations like Bunge.viii ix It provides best practice guidance for sustainable agricultural and forestry supply chain management.
○	According to AFi guidance, the date of adoption of a no-deforestation policy should be a company’s effective cut-off date. If a company does not engage a supplier at the first incidence of clearance, then that company is not appropriately enforcing the cut-off date.[x] Since Bunge adopted its no-deforestation policy in 2015,xi its cut-off date should be 2015; however, Bunge delays supplier engagement until soy is actually planted, not when clearance first occurs, suggesting that the Company is still willing to buy from suppliers that clear land.

○	Best practice for non-compliant supplier engagement on supply chain deforestation is called a “Suspend then Engage” approach, pioneered by the largest palm oil trader in the world, Wilmar,xii and recently adopted by ADM.xiii Under this model, suppliers are suspended from a trader’s buying list while the trader works to help the non-compliant supplier come back into compliance. Once back in compliance, the trader will resume purchasing from the supplier. If the supplier fails to remedy its violations after a pre-determined timeline, the trader will not resume sourcing.xiv Since implementing the “Suspend then Engage” approach in January 2019, Wilmar’s stock price has increased 66%, demonstrating the economic viability of such a model.xv
●	Developed a sufficient indirect supplier traceability policy. In March 2021, ADM set a goal to achieve full indirect supplier traceability by the end of 2022 .xvi xvii Bunge plans to achieve full indirect supplier traceability by 2025, though it began its process in 2018. The reason behind this significantly longer timeline is unclear.

BACKGROUND:

Deforestation and native vegetation conversion drive systemic risks, like climate change and biodiversity loss, and undermine agricultural productivity.

Deforestation and native vegetation conversion drive systemic risks:

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets;xviii the climate crisis will “affect everything that businesses do.”xix Biodiversity loss is an equally impending systemic risk that threatens the stability of industries that depend on ecosystem services. Depleted ecosystem services will impact financial returns as activities which rely on them take on punitive costs and become less profitable.xx

Deforestation is a leading driver of climate change, accounting for about 12% of anthropogenic emissionsxxi according to the Intergovernmental Panel on Climate Change. Rising temperatures, increased drought, and changing precipitation patterns resulting from climate changexxii pose material financial risks to agricultural supply chains in the form of lower crop yields, reduced agricultural productivity,xxiii and increased costs for irrigation and transportation.xxiv These impacts pose systemic risks to investors in the agricultural industry.

Similarly, habitat conversion accelerates biodiversity loss. The Amazon rainforest, one of the most biodiverse ecosystems on earth, is home to 10% of the world’s biodiversity. Likewise, the Cerrado is home to 5% of the world’s biodiversity, with almost 5,000 species found nowhere else in the world.xxv

Biomes like the Amazon and Cerrado are key for mitigating these systemic risks:

The Amazon rainforest and Cerrado grassland, the two largest biomes in Brazil, perform regional and global ecosystem services that are vital to maintaining agricultural productivity and combating the climate crisis.xxvi

The Amazon, for example, creates local precipitationxxvii and influences hemispheric rainfall patterns. Deforestation in the Amazon has been found to alter rainfall in Texas and the Gulf of Mexico,xxviii and continued loss of vegetation in the Amazon is predicted to threaten food production as far as the U.S. Midwest.xxix Experts predict that if a further 3-8% of the Amazon is cleared, the region could reach a tipping point that may result in “mega-drought, forest death, and release of great amounts of stored carbon to the atmosphere.”xxx

The Cerrado hosts the headwaters for half of South America’s watersheds,xxxi contains the world’s second-largest underground water reservoir, and the savannah’s deep root system regulates the water table and the region’s hydrological cycle.xxxii

Both ecosystems are also important carbon storage resources. The Cerrado’s native vegetation stores 13.7 billion metric tons of carbon;xxxiii the Amazon’s absorbs 5% of total annual carbon emissions.xxxiv However, clearance has led to about 20% of the Amazon becoming a net source of carbon dioxide in the past decade,xxxv and clearance in the Cerrado over a five-year period released the same amount of carbon dioxide as the annual emissions of over 300 million cars.xxxvi In addition, these regions are critical for renewable energy production: 90% of Brazilians use electricity generated by water originating in the Cerrado.xxxvii

Despite these benefits, only around 7.5% of the Cerrado is protected as parks and preserves,xxxviii and the Brazilian Forest Code requires the conservation of only 20-35% of native vegetation on private lands (compared to 80% in the Amazon rainforest), leaving the majority of the ecosystem at risk of continued clearance.xxxix

Soy production is a leading driver of deforestation and native vegetation conversion and can be expanded without contributing to more land clearance.

The Amazon and Cerrado are the breadbaskets of South America. Halting further clearance is critical to maintaining agricultural viability in these regions.

The amount of land dedicated to soy farming in South America has almost tripled since 1990, and most of this expansion has occurred in regions like the Amazon and Cerrado.xl 90% of all agriculture in the Cerrado is soy production.xli

Agricultural expansion has come at expense of native vegetation. About half of the Cerrado has already been converted to farmland, and clearance rates have hovered around 2,500 square miles (6,500 square kilometers) annually from 2016 to 2019.xlii Land speculation is the leading driver of clearance in Brazil, whereby land speculators deforest an area, convert the land to pasture or other crop production, and later sell the land to a soy producer at a much increased price.xliii Thus, there may be several years between clearance and the conversion to soy plantations, but soy production is the ultimate driver of clearance in the region.

Halting deforestation and land conversion does not have to prevent the growth of the Brazilian soy industry. There is about 147,000 square miles (380,000 square kilometers) of already cleared land in the Cerrado that could be used to grow soy, which would allow soy production to almost triple from the 69,500 square miles (180,000 square kilometers) currently dedicated to soy farms.xliv Furthermore, zero conversion policies would impose minimal constraints on current soy farms because 83% have no remaining suitable areas that could be legally cleared.xlv

Soy farm expansion in the Amazon has given us a proven case study. From 2006 to 2010 following the adoption of the Amazon Soy Moratorium, an industry-wide agreement to stop sourcing soy associated with deforestation that occurred after 2008, 91% of soy production expansion occurred on already cleared land and researchers have found very little evidence of leakage into surrounding areas.xlvi Soy production in the Amazon also increased 400% following the Moratorium, indicating that economic expansion need not come at the expense of native ecosystems.xlvii

Cut-off dates are one of the most effective ways to reduce a company’s exposure to deforestation and related risks.

A cut-off date specifies a date after which a company or entire sector will not purchase crops grown on land that has been cleared of forest or natural vegetation.

Company exposure to deforestation in Brazil dropped most dramatically across all of the grain traders after the establishment of the Amazon Soy Moratorium. The Amazon Soy Moratorium, which established an industry-wide cut-off date for soy in the Amazon, has been the single most successful mechanism for reducing deforestation in the Amazon rainforest, resulting in an 86% decrease in clearance in the municipalities covered by the Moratorium, while supply chain deforestation commitments alone have proven less effective.xlviii

Bunge’s soy deforestation risk decreased in the Amazon following the adoption of the Amazon Soy Moratorium,xlix but has stayed consistent in the Cerrado where the Moratorium does not apply.l This finding is also reflected in the Trase Finance data referenced above, as the Company’s deforestation risk noticeably drops following the 2008 cut-off date but appears relatively consistent before and after the Company’s adoption of its no-deforestation policy.li

The Brazilian soy industry has admitted that the Amazon Soy Moratorium has been extremely effective in preventing deforestation, and the success of jurisdictional agreements elsewhere in the world also support this notion.lii According to a recent report from the Earth Innovation Institute, 28% of the world’s tropical forests are located in 39 subnational jurisdictions that have taken a similar holistic approach – and half of them have seen deforestation drop below projected levels, resulting in up to 6.8 gigatonnes of avoided carbon emissions.liii

Unfortunately, the Cerrado Working Group (GTC), the group working toward a similar agreement for the Cerrado of which Bungeliv is a member, has not seen significant activity in over a year and a half. In November 2019 the GTC and signatories of the Statement of Support for the Cerrado Manifesto (SOS), which include large multinational corporations like McDonald’s and Nestle, were closing in on a joint agreement for protecting the Cerrado from further clearance. The agreement would have included sourcing practices, cut-off dates, and financial compensation for farmers across the region; however, members of the GTC, including Bunge, pulled away from the agreement.lv Since no significant progress has been made since, it is critical that grain traders like Bunge either work swiftly to resurrect the 2019 agreement or move forward with establishing their own cut-off dates to address deforestation risk as quickly as possible.

OPERATIONAL RISK:

Deforestation poses significant setbacks to soy production, exportation, and pricing, impairing Bunge’s operations.

•	Continued deforestation and native vegetation clearance undermine ecosystem benefits critical to agriculture, including precipitation patterns, soil protection, and carbon storage.
o	Half of the Cerrado’s native vegetation has been removed for agricultural purposes, contributing to an 8.4% decrease in rainfall and more variable precipitation patterns.lvi Since soy grown in the Cerrado is largely rainfed, decreases in rainfall can reduce yields as much as 40% during drought yearslvii and may lead to producers turning toward irrigation, which is costly and may rapidly deplete the Urucuia Aquifer.lviii
o	Increased precipitation pattern variability also disrupts and delays soy harvests. This past year, heavy rainfall decreased the amount of soy harvested 50% compared with harvests during this time last year.lix
o	Soil is non-renewable over a human timescale, making erosion a significant threat to agricultural productivity.lx Deforestation in the Cerrado has led to an increase in soil loss of 1.6 mg per hectare per year between 2000 and 2012, which was connected to a 5.5 million hectare loss in agricultural productivity.lxi
o	Native vegetation clearance reduces the Cerrado’s carbon sequestration capacity, which contributes to climate change. Climate changes is expected to bring higher temperatures and lower rainfall,lxii which is anticipated to cause an estimated economic loss of $1.7 billion for the main crops in the Cerrado. lxiii

•	Weather uncertainty is the largest factor in soybean price volatilitylxiv and can impact the capacity of export routes, generating risk for grain traders like Bunge.
o	Bunge’s increase in revenue in 2020 stems from a shift in the pattern of commodity trading because of the drought in Brazil.lxv The drought caused a delay in planting of soy in Brazil, driving up its costs, and, in turn, favoring American-based producers.lxvi Because weather changes year to year, this improvement will not continue, and can just as likely reverse.lxvii
o	The Parana River, home to the Rosario port that handles 95% of the region’s soymeal and soybean oil shipments,lxviii hit 50-year water level lows due to droughts upstream in the Cerrado.lxix The river’s low flows reduced the amount cargo ships could carry by 10,000 tons, incurring costs of $244 million to the industry over 4 months.lxx

MARKET ACCESS LOSS AND COMPETITIVE RISK

Downstream companies, including Bunge’s clients, have no-deforestation commitments and are updating their terms to reflect a 2020 cut-off date for deforestation in the Cerrado. Bunge risks losing market access to competitors if it does not follow suit.

●	Over 480 companies have made commitments to reduce their exposure to deforestation.lxxi
●	The Consumer Goods Forum’s Forest Positive Approach, which consists of 18 companies with a combined market value of U.S. $1.8 trillion, published its first Soy Roadmap that reflects the need to adopt biome-specific cut-off dates for both legal and illegal land conversion.lxxii
○	The roadmap states that “the cut-off dates adopted for the different biomes must align with sectoral cut-off dates where they exist (e.g. Amazon Soy Moratorium, legal cut-off dates) and be no later than 2020 for the rest. The cut-off dates apply to both legal and illegal deforestation and conversion of natural ecosystems.”lxxiii
○	CGF members participating in the Forest Positive Approach include Nestle, PepsiCo, Procter & Gamble, Unilever, and Walmart.

●	The majority of French supermarket chains made a joint announcement in November 2020 that they would be adopting a 2020 deforestation and conversion free cut-off date.lxxiv
●	Norwegian salmon producers Bremnes Seashore and the Norwegian Salmon Group, a buying cooperative comprised of 44 salmon farmers, have announced they will no longer purchase Brazilian soy due to its links to deforestation.lxxv Grieg Seafood announced it would not allow purchases of Brazilian soy from Bunge competitor, Cargill, because of the company’s ties to deforestation. Nestle ceased purchasing Brazilian soy from Cargill as well in 2019.lxxvi
●	In February 2021 the LDC Group, the largest French poultry producer, announced it would not purchase soy grown in the Cerrado on land cleared after January 1, 2020.lxxvii
●	The Cerrado Manifesto Statement of Support is being endorsed by a growing number of companies.
○	In 2017 a group of civil society organizations published the Cerrado Manifesto, which called on companies active in the Cerrado to take action against deforestation and conversion in the biome. Shortly after, 23 major corporations, including McDonald’s and Walmart, announced their support.lxxviii
○	Support for the Cerrado Manifesto has grown to 164 companies and institutional investors. The complete list includes companies like L’Oreal, Nestle, and Unilever, and large asset managers like BNP Paribas Asset Management and BMO Global Asset Management.lxxix
○	The group sent a letter to Bunge in December 2020 urging the Company to stop sourcing soy linked to deforestation in the Cerrado region.lxxx

Competing grain traders have adopted stronger no-deforestation policies than Bunge, including key competitor ADM.

●	The Archer-Daniels-Midland Company announced numerous updates to its no-deforestation policy in March 2021 that surpass the rigor of Bunge’s current commitments.lxxxi These include the adoption of a supplier non-compliance protocol that uses a best practice “suspend then engage” approach,lxxxii a target date for full indirect supplier traceability,lxxxiii expansion of the scope of its no-deforestation policy to eliminate native vegetation conversion in its supply chain,lxxxiv and the intention to report on deforestation and conversion-free (DCF) soy volumes in the next year.lxxxv
●	Three Brazilian soy traders, CJ Selecta, Caramuru, and Imcopa, have established an August 2020 cut-off date for all of their operations in Brazil.lxxxvi These traders are key suppliers to the salmon industry.
○	A large number of companies was involved in the move, including Tesco, Ahold Delhaize, Coop UK, Marks and Spencer, as well as a number of salmon farmers and processors. lxxxvii

Changing regulations and market expectations in the U.S. and Europe pose risks to market access.

●	Interest in demand-side regulation to prevent deforestation is growing in the U.S. and Europe.
○	The California Assembly introduced the CA Deforestation-Free Procurement Act in February 2021lxxxviii and New York introduced similar legislation in 2019 and 2020.lxxxix
○	In 2020, the EU Parliament urged the European Commission to come forward with a law that tackles both legal and illegal deforestation, as well as the conversion of savannahs, wetlands, and grasslands.xc

○	France has adopted a National Strategy to Combat Imported Deforestation, which aims to end deforestation caused by importing unsustainable forest and agricultural products by 2030.xci
○	France also adopted a “vigilance law” in 2017 that makes companies legally responsible for preventing adverse environmental impacts within their operations.xcii
■	Casino Group has been threatened with a lawsuit over its non-compliance with this law in connection with its Brazilian subsidiary GPA.xciii
■	Similar legislation is also under consideration in Germany and the UK.xciv
●	Europe is a high-value trade destination for Brazilian soy exports, indicating that a loss of market access due to changing expectations could have a consequential impact on Bunge’s profits.
○	Bunge sells oil and feed-meal to European markets, which has an estimated value 40% higher than the value of uncrushed beans sold to China.xcv
○	Bunge and its competitors ADM and Cargill control 80% of the soy crushing capacity in the EU.xcvi
○	The shipping route to China is farther than to the EU, likely resulting in higher transport costs and reduced profit margins.xcvii

CONSTRAINED ACCESS TO CAPITAL

Top American and European financial institutions have developed policies to prevent the financing of activities that contribute to deforestation. Bunge risks losing access to capital as more companies adopt similar commitments.

●	Five of Bunge’s fifteen largest creditors,xcviii which include JP Morgan,xcix BNP Paribas,[c] and Deutsche Bank,ci have commitments in place for achieving net zero deforestation through the Soft Commodities Compact and other related commitments.cii,ciii
●	37 financial institutions representing over EURO 4.8 trillion in assets have committed to protecting and restoring biodiversity through their financing activities by signing onto the Finance for Biodiversity pledge.civ
●	30 institutional investors representing $9 trillion in assets under management have joined the Net-Zero Asset Managers initiative with the goal of aligning their portfolios with a 1.5 degree scenario, as outlined in the Paris Agreement.cv The initiative is expected to announce additional new signatories in the coming months.cvi As more asset managers follow suit, scrutiny of scope 3 emissions, including those associated with deforestation and natural vegetation conversion, will deepen.
●	In February 2021, Danske Bank announced it would exclude Bunge, ADM, and Cargill from two of its investment funds due to the companies’ connection to deforestation in Brazil.cvii
●	In June 2020, seven major European investors threatened to divest from companies driving deforestation in Brazil, including grain traders, unless deforestation in the country is brought under control.cviii

REPUTATIONAL RISK

Companies that cause deforestation experience negative attention from civil society and the media, damaging their reputations.

•	Downstream companies have long been subject to advocacy campaigns due to their consumer-facing nature;cix cx however, civil society’s attention to the deforestation impacts of Bunge and other upstream companies is growing.
o	Mighty Earth is currently running a public pressure campaign against Bunge, with over 60,000 supporters, calling on the Company to take stronger action to prevent deforestation.cxi The group is directly targeting Bunge’s Board of Directors.cxii
o	After Mighty Earth launched a similar campaign against Cargill in July 2019,cxiii Nestle announced it would cease purchasing soy from the company over concerns about its links to deforestation.cxiv
•	Investors’ expectations are shifting; they are increasingly recognizing risks stemming from deforestation and are pushing companies to address them.
o	After fires engulfed the Amazon rainforest in 2019, 251 investors, representing $17.7 trillion, called for no-deforestation commitments across entire supply chains, transparent monitoring of supplier compliance, and full traceability.cxv
o	In 2020, seven major European investment firms, holding $5 billion in investments, threatened divestment from grain traders and beef producers, specifically mentioning Bunge, if progress towards curbing destruction of the Amazon is not made.cxvi Another group of 29 investors, representing $3.6 trillion, demanded stronger transparency in the soy and cattle supply chains in Brazil, highlighting the lag in deforestation policy implementation compared with the timber and palm oil industries.cxvii
•	Bunge’s contribution to deforestation and inaction surrounding these issues has generated negative media attention in several major outlets.
o	In December 2020, 163 large companies, including Walmart, McDonalds, Nestle, and Unilever, urged several major commodities traders like Bunge to refuse the trade of soy linked to deforestation in the Cerrado. None of the traders agreed to the proposed measures, generating news in mainstream outlets including Bloomberg,cxviii Reuters,cxix and The Washington Post.cxx
o	The New York Timescxxi and Forbescxxii have also published articles about economic risks posed to Bunge due to deforestation.

CLEARANCE CONTINUES AMID FAILURE TO MEET OWN NO-DEFORESTATION COMMITMENTS

•	According to Trase Finance, Bunge’s deforestation risk in Brazil is 51% higher than that of its closest competitor, listed at over 42.5 square miles (110 square kilometers) and concentrated mostly in the Cerrado.cxxiii

o	Trase Finance is a supply chain mapping tool that aggregates publicly available and vendor-procured data to measure the deforestation exposure of financial institutions and commodity traders and is funded by Norway’s International Climate and Forest Initiative.cxxiv

•	Though Trase Finance’s data spans from 2006 to 2018, more recent numbers compiled by Mighty Earth demonstrate a continued pattern of clearance. Between 2019 and 2020, Bunge was linked to 150.5 square miles (389.8 square kilometers) of clearance, which include 19.4 square miles (50.3 square kilometers) of possible illegal clearance.cxxv Bunge also experienced 16,942 fire alerts in 2020.cxxvi

•	Over the last few years, Bunge has been linked to numerous controversial farms that were non-compliant with the Company’s existing no-deforestation policy:

o	A 2019 Greenpeace International investigation found that Bunge has silos located on the Agronegócio Estrondo estate in the Cerrado and export soy that is grown there. Agronegócio Estrondo has been tied to illegal land clearance, land grabbing, and slave labor.cxxvii A separate investigation by Rainforest Foundation Norway corroborated these findings.cxxviii

o	A 2018 investigation team organized by Mighty Earth, Rainforest Foundation Norway, and Fern visited numerous farms with evidence of recent deforestation, including illegal deforestation, that allegedly count Bunge as a major customer.cxxix

CONCLUSION

Continued exposure to deforestation poses material financial risks to Bunge. The Company’s current policies do not adequately address its deforestation risk, particularly in the Cerrado region of Brazil. Such policies may impact the Company’s long-term sustainability by challenging its ability to meet changing market expectations toward deforestation and conversion-free soy and posing acute operational risks that could diminish future agricultural productivity in Brazil. Strong action to mitigate deforestation and land conversion risk in Bunge’s Brazilian supply chain is needed to protect shareholder value.

Shareholders are urged to vote FOR the item No. 5 asking Bunge to strengthen its forest policies.

For questions regarding this proposal, please contact Annalisa Tarizzo, Green Century Capital Management, (617) 482-0800, atarizzo@greencentury.com

i https://www.sec.gov/Archives/edgar/data/1144519/000114451921000065/bg-12312020xdef14a.htm#ie8312662da2e4d45b6334d49cad4d0d1_3132

ii https://assets.adm.com/Sustainability/ADM-No-Deforestation-Policy_210323_141338.pdf

iii https://www.cargill.com/doc/1432136544508/cargill-policy-on-south-american-soy.pdf

iv https://www.ldc.com/py/wp-content/uploads/sites/14/SSP_EN_FINAL.pdf

v https://www.sec.gov/Archives/edgar/data/1144519/000114451921000065/bg-12312020xdef14a.htm#ie8312662da2e4d45b6334d49cad4d0d1_3132

vi https://news.mongabay.com/2019/07/cargill-rejects-cerrado-soy-moratorium-pledges-30-million-search-for-ideas/

vii https://www.bunge.com/sites/default/files/sustainablevaluechains.go.11.18_0.pdf

viii https://accountability-framework.org/about/about-the-initiative/

ix https://accountability-framework.org/about/whos-using-it/testimonials/

x https://accountability-framework.org/wp-content/uploads/2020/03/OG_Cutoff_Dates-Mar2020.pdf

xi https://www.feednavigator.com/Article/2015/09/21/Investor-action-spurs-Bunge-to-commit-to-zero-deforestation-in-soy-corn-and-other-commodities

xii https://commoditytrading.guru/commodities/worlds-largest-palm-oil-traders/

xiii https://assets.adm.com/Sustainability/ADM-Managing-Supplier-Non-Compliance_210323_080356.pdf

xiv https://www.wilmar-international.com/docs/default-source/default-document-library/sustainability/grievance/grievance-sop/grievance-procedure_final.pdf?sfvrsn=7670cea2_2

xvhttps://www.google.com/finance/quote/WLMIF:OTCMKTS?sa=X&ved=2ahUKEwj6k8DZtLLvAhXnRTABHYv5CyEQ3ecFMAB6BAgDEBo&window=5Y

xvi https://www.bunge.com/news/bunge-increases-monitoring-high-risk-areas-deforestation-south-america

xvii https://assets.adm.com/Sustainability/ADM-Soy-Action-Plan-2021.2022_210323_081400.pdf

xviii https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

xix https://hbr.org/2007/10/climate-business-_-business-climate

xx https://realassets.axa-im.com/content/-/asset_publisher/x7LvZDsY05WX/content/biodiversity-crisis-the-role-of-investors-in-resolving-species-extinction-part-1/23818#4

xxi https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html.

xxii https://climate.nasa.gov/effects/.

xxiii https://www.ucsusa.org/resources/climate-change-and-agriculture.

xxiv https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html#:~:text=Climate%20change%20is%20likely%20to,and%20capacity%20of%20transportation%20systems.&text=Climate%20change%20impacts%20will%20likely,of%20the%20nation's%20transportation%20systems.

xxv https://rainforests.mongabay.com/cerrado/#biodiversity

xxvi http://nwf-soy.maxlefrancois.com.

xxvii http://nwf-soy.maxlefrancois.com.

xxviii https://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html.

xxix https://www.nbcnews.com/news/world/how-amazon-s-fires-deforestation-affect-u-s-midwest-n1045886

xxx https://news.mongabay.com/2021/02/as-amazon-forest-to-savanna-tipping-point-looms-solutions-remain-elusive/

xxxi https://www.worldwildlife.org/places/cerrado

xxxii https://besjournals.onlinelibrary.wiley.com/doi/pdf/10.1111/j.1365-2435.2005.01003.x

xxxiii https://advances.sciencemag.org/content/5/7/eaav7336.

xxxivhttps://apnews.com/article/384fdb5ee7654667b53ddb49efce8023#:~:text=The%20Amazon%20absorbs%202%20billion,part%20of%20preventing%20climate%20change.

xxxv https://www.bbc.com/news/science-environment-51464694

xxxvi https://www.reutersevents.com/sustainability/deforestation-briefing-pressure-grows-expansion-amazon-soy-moratorium

xxxvii https://www.worldwildlife.org/places/cerrado

xxxviii https://rainforests.mongabay.com/cerrado/

xxxix https://news.mongabay.com/2017/07/is-brazils-forest-code-failing-to-reduce-deforestation/

xl https://www.reutersevents.com/sustainability/deforestation-briefing-pressure-grows-expansion-amazon-soy-moratorium.

xli https://earthobservatory.nasa.gov/images/92717/converting-savannahs-into-soybeans xlii http://nwf-soy.maxlefrancois.com/.

xliii https://news.mongabay.com/2019/03/brazils-key-deforestation-drivers-pasture-cropland-land-speculation/

xliv https://phys.org/news/2019-12-cerrado-area-size-london-months.html.

xlv https://www.researchgate.net/publication/335433977_Soy_expansion_in_Brazil's_Cerrado xlvi https://www.pnas.org/content/109/4/1341.

xlvii https://www.fairr.org/engagements/amazon-soy-moratorium/

xlviii https://www.reutersevents.com/sustainability/deforestation-briefing-pressure-grows-expansion-amazon-soy-moratorium.

xlix https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk

l https://iopscience.iop.org/article/10.1088/1748-9326/ab6497.

li https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk lii https://abiove.org.br/en/relatorios/moratoria-da-soja-relatorio-12o-ano/.

liii https://earthinnovation.org/programs/state-of-jurisdictional-sustainability/.

liv https://www.sec.gov/Archives/edgar/data/1144519/000114451921000065/bg-12312020xdef14a.htm#ie8312662da2e4d45b6334d49cad4d0d1_3132 lv https://www.reuters.com/article/us-brazil-environment-soy/big-food-companies-urge-soy-traders-to-help-save-brazil-savanna-idUSKBN28P2I3 lvi https://news.mongabay.com/2020/05/soy-made-the-cerrado-a-breadbasket-climate-change-may-end-that/.

lvii https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/.

lviii https://news.mongabay.com/2020/05/soy-made-the-cerrado-a-breadbasket-climate-change-may-end-that/.

lix https://www.agriculture.com/markets/newswire/corrected-rains-slow-brazil-soy-harvesting-push-back-second-corn-plantings.

lx https://www.mdpi.com/2073-445X/8/1/12/pdf-vor.

lxi https://www.mdpi.com/2073-445X/8/1/12/pdf-vor.

lxii https://conbio.onlinelibrary.wiley.com/doi/10.1111/conl.12671.

lxiii https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/.

lxiv https://www.agriculture.com/markets/analysis/be-ready-for-soybean-price-volatility-analyst-warns.

lxv https://seekingalpha.com/article/4385950-bunges-surging-results-weather-anything-else?utm_medium=email&utm_source=seeking_alpha&mail_subject=bg-bunge-s-surging-results-more-about-weather-than-anything-else&utm_campaign=rta-stock-article&utm_content=link-2.

lxvi https://seekingalpha.com/article/4385950-bunges-surging-results-weather-anything-else?utm_medium=email&utm_source=seeking_alpha&mail_subject=bg-bunge-s-surging-results-more-about-weather-than-anything-else&utm_campaign=rta-stock-article&utm_content=link-2.

lxvii https://seekingalpha.com/article/4385950-bunges-surging-results-weather-anything-else?utm_medium=email&utm_source=seeking_alpha&mail_subject=bg-bunge-s-surging-results-more-about-weather-than-anything-else&utm_campaign=rta-stock-article&utm_content=link-2.

lxviii https://www.spglobal.com/platts/en/market-insights/latest-news/agriculture/052020-argentinas-soybean-trade-could-be-affected-for-months-on-river-dryness-sources.

lxix https://www.reuters.com/article/us-argentina-grains-parana/argentinas-ebbing-parana-river-costs-grains-sector-244-million-exchange-idUSKCN2263B0.

lxx https://www.reuters.com/article/us-argentina-grains-parana/argentinas-ebbing-parana-river-costs-grains-sector-244-million-exchange-idUSKCN2263B0.

lxxi https://www.forest-trends.org/publications/targeting-zero-deforestation/

lxxii https://www.theconsumergoodsforum.com/wp-content/uploads/FP-Soy-Roadmap-v1.0-clean.pdf lxxiii https://www.theconsumergoodsforum.com/wp-content/uploads/FP-Soy-Roadmap-v1.0-clean.pdf lxxiv https://www.feednavigator.com/Article/2020/11/20/French-supermarkets-fighting-soy-driven-deforestation lxxv https://www.fishfarmingexpert.com/article/norwegian-salmon-farming-co-op-ditches-brazilian-soy/

lxxvi https://chainreactionresearch.com/the-chain-pressure-on-soy-traders-rises-as-norwegian-salmon-producer-cuts-off-brazilian-market-due-to-deforestation-concerns/

lxxvii https://www.feednavigator.com/Article/2021/02/24/French-poultry-player-LDC-sends-clear-signal-to-soy-traders-Brazil-s-Marfrig-gets-green-loan-to-decouple-beef-from-deforestation lxxviii https://www.theconsumergoodsforum.com/environmental-sustainability/business-for-the-cerrado/

lxxix https://www.theconsumergoodsforum.com/environmental-sustainability/business-for-the-cerrado/

lxxx https://chainreactionresearch.com/chain-traders-see-increased-pressure-to-agree-to-cut-off-date-in-cerrado/

lxxxi http://www.adm.com/sustainability/responsible-sourcing/our-commitment lxxxii https://assets.adm.com/Sustainability/ADM-Managing-Supplier-Non-Compliance_210323_080356.pdf

lxxxiii https://assets.adm.com/Sustainability/ADM-Soy-Action-Plan-2021.2022_210323_081400.pdf

lxxxiv https://assets.adm.com/Sustainability/ADM-No-Deforestation-Policy_210323_141338.pdf

lxxxv https://assets.adm.com/Sustainability/ADM-Soy-Action-Plan-2021.2022_210323_081400.pdf

lxxxvi https://www.agriculture.com/markets/newswire/brazil-soy-firms-commit-to-zero-deforestation-from-2020 lxxxvii https://www.feednavigator.com/Article/2021/01/14/Salmon-soy-suppliers-make-zero-deforestation-commitment lxxxviii https://a27.asmdc.org/press-releases/20210204-assemblymember-kalra-introduces-bill-make-california-leader-ending lxxxix https://www.nydfglobalplatform.org/momentum-is-growing-for-demand-side-regulations-on-deforestation/

xc https://www.europarl.europa.eu/news/en/press-room/20201016IPR89560/legislation-with-binding-measures-needed-to-stop-eu-driven-global-deforestation xci https://news.mongabay.com/2019/02/france-pledges-to-stop-deforestation-imports-by-2030/

xcii https://corporatejustice.org/documents/publications/french-corporate-duty-of-vigilance-law-faq.pdf xciii https://chainreactionresearch.com/report/casino-groups-legal-and-financial-risks-accelerate-due-to-deforestation-in-brazilian-beef-supply-chain/

xciv https://www.feednavigator.com/Article/2020/11/20/French-supermarkets-fighting-soy-driven-deforestation xcv National Wildlife Federation Soybean Market Analysis

xcvi National Wildlife Federation Soybean Market Analysis

xcvii National Wildlife Federation Soybean Market Analysis

xcviii https://amazonwatch.org/assets/files/2019-complicity-in-destruction-2.pdf xcix https://www.jpmorganchase.com/impact/sustainability/soft-commodities-compact-report

c https://group.bnpparibas/uploads/file/bnp_paribas_commitments_for_the_environment_oct_2017.pdf ci https://www.db.com/cr/en/concrete-banking_innovation_for_sustainable_supply_chains.htm

ciihttps://www.commerzbank.de/en/nachhaltigkeit/nachhaltigkeitsstandards/mitgliedschaften_und_initiativen/road_to_paris/standardseitenvorlage_3.html ciii https://www.cisl.cam.ac.uk/business-action/sustainable-finance/banking-environment-initiative/news/j-p-morgan-and-societe-generale-join-10-other-banks-in-adopting-the-soft-commodities-compact civ https://www.financeforbiodiversity.org/wp-content/uploads/1.-Pledge-Finance-for-Biodiversity-Pledge_Dec2020.pdf

cv https://www.netzeroassetmanagers.org/

cvi https://www.ceres.org/news-center/press-releases/leading-asset-managers-commit-net-zero-emissions-goal-launch-global cvii https://www1.folha.uol.com.br/mercado/2021/02/fundo-escandinavo-exclui-cargill-bunge-e-adm-por-desmatamento-no-brasil.shtml cviii https://www.reuters.com/article/brazil-environment-divestment-idINKBN23Q1NK cix https://actions.sumofus.org/a/burger-king-end-deforestation-in-your-supply-chain-now cx https://news.mongabay.com/2006/04/greenpeace-accuses-mcdonalds-of-destroying-the-amazon-rainforest/

cxihttps://www.thepetitionsite.com/takeaction/851/799/970/

cxii https://www.mightyearth.org/2021/03/03/ramping-up-pressure-on-adm-bunges-board-to-cut-off-deforestation/

cxiii http://www.mightyearth.org/wp-content/uploads/Mighty-Earth-Report-Cargill-The-Worst-Company-in-the-World-July-2019.pdf

cxiv https://www.feednavigator.com/Article/2020/01/08/Nestle-ceases-to-source-Brazil-soy-from-Cargill#:~:text=The%20Wall%20Street%20Journal%20(WSJ,about%20the%20link%20to%20deforestation.

cxvhttps://d8g8t13e9vf2o.cloudfront.net/Uploads/r/q/s/investorstatementondeforestationandforestfiresintheamazon_29_oct_2019_665598.pdf.

cxvi https://www.reuters.com/article/us-brazil-environment-divestment-exclusi/exclusive-european-investors-threaten-brazil-divestment-over-deforestation-idUSKBN23Q1MU.

cxvii https://international.nwf.org/wp-content/uploads/2020/08/CDP_NWF_Cattle_Soy_analysis2.pdf.

cxviii https://www.bloomberg.com/news/articles/2020-12-15/consumer-giants-seek-ban-on-soy-from-deforested-brazil-region.

cxix https://www.reuters.com/article/us-brazil-environment-soy/big-food-companies-urge-soy-traders-to-help-save-brazil-savanna-idUSKBN28P2I3.

cxx https://www.washingtonpost.com/business/economy/more-us-homeowners-seek-to-delay-mortgage-payments-as-recovery-slows/2020/12/15/0270d23a-3ed2-11eb-8db8-395dedaaa036_story.html.

cxxi https://www.nytimes.com/2017/02/24/business/energy-environment/deforestation-brazil-bolivia-south-america.html.

cxxii https://www.forbes.com/sites/dinamedland/2016/12/05/deforestation-906b-at-risk-via-domino-effect-on-the-supply-chain/?sh=3bde281550be.

cxxiii https://trase.finance/entities/3a0df9d8-f125-36a3-aa61-4be2fc4f63c7#deforestation%20risk.

cxxiv https://trase.finance/faq

cxxv https://www.mightyearth.org/soy-and-cattle-tracker/.

cxxvi https://chainreactionresearch.com/the-chain-soy-traders-in-the-brazilian-cerrado-under-pressure-as-fires-continue-to-burn-in-the-vicinity-of-silos/

cxxvii https://www.greenpeace.org/international/press-release/27560/greenpeace-report-brazil-agronegocio-estrondo-fast-food-deforestation-violence/

cxxviii https://historier.regnskog.no/feeding-the-european-appetite-for-soy/index.html cxxix http://www.mightyearth.org/wp-content/uploads/2018/04/ME_DEFORESTATION_EU_English_R8.pdf